EDWARD JONES MONEY MARKET FUND

ITEM 77K: Changes in registrant's certifying accountant

Attached please fine an exhibit to Item 77K of Form N-SAR, information regarding a change in the Fund's independent registered public accounting firm

(i) At a meeting held on January 31, 2017, the Board of Trustees, upon recommendation of the Audit Committee, approved the replacement of Ernst & Young LLP ("EY") as the independent registered public accounting firm for the Trust, and appointed PricewaterhouseCoopers LLP ("PwC").
PwC's engagement was effective at the completion of EY's audit of the financial statements of the Trust for the fiscal year ended February 29, 2016. The Trust did not consult with PwC during the fiscal years ended February 29, 2016 and February
28, 2015 and through the January meeting.
(ii) EY's reports on the financial statements of the Registrant for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.
(iii) In connection with its audits for the two most recent fiscal years and through February 1, 2017, (1) there were no disagreements with EY on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure, whereby such disagreements, if not resolved to the satisfaction of EY, would have caused them to make reference to the subject matter of the disagreements in connection with their report on the financial statements for such years; and (2) there have been no reportable events (as defined in Item 304(a)(1)(v) of Regulation SK).
(iv) The Registrant has requested that EY furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not EY agrees with the statements made in this Item. A copy of such letter dated May 24, 2017 is attached hereto as Exhibit 77Q1 to this Form NSAR.